CHINA AOXING PHARMACEUTICAL COMPANY, INC.

444 Washington Boulevard, Unit 2424

Jersey City, NY 07310

201-420-1076

March 31, 2008

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: China Aoxing Pharmaceutical Company, Inc.

       Form 10-KSB for the fiscal year ended June 30, 2007

       File No. 001-32674

Dear Mr. Rosenberg:

I am writing in response to your letter to our Chairman, Zhenjiang Yue, dated February 29, 2008.  Our staff, with the assistance of our accountants, continues to prepare a response to the SEC comments.  Our independent accountants, however, have been distracted by the demands of their clients whose 10-KSBs are due today, and have not been able to provide the assistance we require. So we require additional time.  We expect to have a complete response to your comments filed on or before April 14, 2008.

Sincerely,

/s/ Hui Shao

Hui Shao

Senior Vice President